                    U.S. Securities and Exchange Commission
                            Washington, D.C. 20549

                                  Form 12b-25
                                                                  --------------
                  NOTIFICATION OF LATE FILING                     SEC FILING NO.
                                                                  0-30611
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                                                                  --------------
                                                                   CUSIP NUMBER
                                                                    450663 10 9
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[ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

          For Period Ended: December 31, 2000

          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [X] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR

    For the Transition Period Ended:  N/A

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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Part I - Registrant Information
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     Full Name of Registrant: ITS NETWORKS INC.

     Former Name if Applicable: TECHNOLOGY SYSTEMS INTERNATIONAL, INC.

              Parque Tecnologico de Andalucia
              Centro de Empresas - P. 5, 6y 7
              29590, Campanillas (Malaga)
              SPAIN


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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The registrant was unable without unreasonable effort and expense to prepare its accounting records and schedules in sufficient time to allow its accountants to complete its review of the registrant for its three-month period ended December 31, 2000, before the required filing date for its Form 10-QSB.

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Part IV - Other Information
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(1)     Name and telephone number of person to contact in regard to this notification:
               FREDERIC COHEN          011-952-0202-56

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X]  Yes   [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X]  Yes   [ ]  No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EXPLANATION:

    Effective December 22, 2000, ITS Networks Inc. (the "Company") entered into a Share Exchange Agreement (the "Agreement") with the shareholders of ITS Europe, S.L., a Spanish telecommunications company. Under the terms of the Agreement, the Company issued 16,866,677 shares of its Common Stock in exchange for all of the issued and outstanding Common Stock of ITS Europe, S.L. which became a wholly owned subsidiary of the Company.

    In connection with the change in the principal line of business of the Company to telecommunications, the Company sold and transferred all rights to its Smart Shopper technology, in consideration of the payment of all of the current liabilities of the Company, to Stephen A. Beloyan, a director and the former President of the Company. This obligation was satisfied by the exercise of a warrant to purchase 20,000 share of Common Stock at an exercise price of $1.00 per share by Mr. Beloyan.

    As a result of the acquisition of ITS Europe, S.L., it is expected that significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-QSB of the Company, as reflected by its Form 8-K current report filed during January 2001.

                                   ITS Networks, Inc.


Date: FEBRUARY 12, 2001            By: /s/Frederic Cohen
                                      ------------------------------------------
                                          FREDERIC COHEN, PRESIDENT



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                                   ATTENTION

    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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